EXHIBIT 12.1

WISCONSIN ELECTRIC POWER COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine Months Ended	Twelve Months Ended
(in millions, except ratios)	9/30/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
Pre-tax income	$453.9	$593.1	$549.6	$548.5	$485.2	$470.8

Subtract:
Capitalized interest	(1.7)	(1.8)	(7.4)	(14.5)	(24.7)	(13.5)
Earnings before adding fixed charges (1)	452.2	591.3	542.2	534.0	460.5	457.3

Fixed charges
Interest expense	90.3	118.3	128.8	127.7	118.9	115.0
Estimated interest component of rentals	111.6	141.6	140.4	141.1	141.3	107.1
Total fixed charges as defined (2)	201.9	259.9	269.2	268.8	260.2	222.1

Total earnings as defined	$654.1	$851.2	$811.4	$802.8	$720.7	$679.4

Ratio of earnings to fixed charges	3.2x	3.3x	3.0x	3.0x	2.8x	3.1x

(1)	Earnings before adding fixed charges is determined by starting with pre-tax income (less undistributed equity in earnings of unconsolidated affiliates) and subtracting capitalized interest.

(2)
Fixed charges consists of interest charges on our long-term and short-term borrowings (including a representative portion of lease expense, primarily related to our capital lease obligations to We Power under the Power the Future leases), capitalized interest, and amortization of debt expenses.